

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2011

<u>Via E-mail</u>
Bradley A. Ferguson
Chief Financial Officer
Earthlink, Inc.
1375 Peachtree Street
Atlanta, GA 30309

> **Re:** **Earthlink, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 8-K**
> **Filed June 16, 2011**
> **File No. 001-15605**

Dear Mr. Ferguson:

We have reviewed your letter dated June 16, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 8, 2011.

Form 8-K filed June 16, 2011

Exhibit 99.1 Consolidated Financial Statements of Earthlink, Inc. for the Years Ended December 31, 2010, 2009, and 2008

Report of Independent Registered Public Accounting Firm, page 1

1. We note that the report is dual dated for Note 4, although no changes appear to have been made to Note 4. Please advise or revise.

Bradley A. Ferguson
Earthlink, Inc.
June 29, 2011
Page 2

Notes to Consolidated Financial Statements

Note 3. Acquisitions, page 17

2.   We note that your financial statements have been retroactively revised to adjust provisional amounts recorded as deferred tax assets and goodwill. Ensure your disclosures throughout the notes reflect this adjustment. For example, update the information in Note 8 and Note 14, accordingly.

Note 20. Condensed Consolidating Financial Information, page 48

3.   Your disclosure in Note 2 states that your subsidiaries are wholly-owned. Confirm and disclose that all Guarantor Subsidiaries are "100% owned" by you. See Rule 3-10(i)(8)(i) of Regulation S-X. Also tell us what consideration you gave to including disclosures pursuant to Rule 3-10(i)(9) and (10) of Regulation S-X. Please make any corresponding changes to Note 14 in Exhibit 99.2 and future filings.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

                                                Sincerely,

                                                /s/ Stephen Krikorian

                                                Stephen Krikorian
                                                Accounting Branch Chief